Third Quarter Report
to Shareholders
September 30, 2003

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$1,321,341	$1,223,708
Cost of sales	1,025,880	953,088

	295,461	270,620
Selling, general and administration	123,227	112,889

Income before the undernoted	172,234	157,731
Depreciation and amortization	36,017	33,167

Income before interest and income taxes	136,217	124,564
Interest	27,129	34,421
Gain on refinancing, net	—	(2,990)

	109,088	93,133
Income taxes	26,088	20,174

	83,000	72,959
Non-controlling interest	4,527	5,625

Net income	78,473	67,334

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$374,327	$273,645

Earnings per share:
Basic	$1.46	$1.29

Diluted	$1.42	$1.25

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$462,169	$427,680
Cost of sales	359,034	329,237

	103,135	98,443
Selling, general and administration	40,087	40,371

Income before the undernoted	63,048	58,072
Depreciation and amortization	12,179	11,063

Income before interest and income taxes	50,869	47,009
Interest	8,863	10,883
Gain on refinancing, net	—	(2,990)

	42,006	39,116
Income taxes	9,027	7,467

	32,979	31,649
Non-controlling interest	2,189	2,473

Net income	30,790	29,176

Retained earnings, beginning of period	343,537	244,469

Retained earnings, end of period	$374,327	$273,645

Earnings per share:
Basic	$0.57	$0.55

Diluted	$0.56	$0.53

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2003	2002

ASSETS
Cash	$29,944	$47,644
Accounts receivable	288,629	197,927
Inventories	338,232	293,878
Prepaid expenses	20,864	11,289
Current future income taxes	32,129	32,768

	709,798	583,506

Property, plant and equipment	740,382	711,601
Goodwill	130,785	124,001
Other assets	40,525	36,569
Long-term future income taxes	3,443	7,114

	915,135	879,285

	$1,624,933	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$10,928	$3,830
Accounts payable and accrued liabilities	291,635	241,292
Income taxes payable	11,140	4,671
Current portion of long-term debt	35,722	35,582

	349,425	285,375

Long-term debt	454,999	498,000
Non-controlling interest	34,102	28,231
Long-term future income taxes	110,004	98,744

	948,530	910,350

Share capital	263,092	257,325
Retained earnings	374,327	295,854
Cumulative translation adjustments	38,984	(738)

	676,403	552,441

	$1,624,933	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$78,473	$67,334
Depreciation and amortization	36,017	33,167
Accretion of interest	—	7,840
Gain on refinancing, net	—	(2,990)
Non-controlling interest	4,527	5,625
Cash reinvested in working capital and other	(75,940)	(17,376)

	43,077	93,600

Cash provided by (used in) investing activities
Proceeds from sale of assets	—	102,219
Acquisitions	(4,476)	(14,928)
Additions to property, plant and equipment, net	(34,838)	(24,054)
Other investing activities	(2,113)	(16,344)

	(41,427)	46,893

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	5,767	10,067
Increase (decrease) in revolving and other bank loans	7,098	(101,069)
Repayment of long-term debt	(43,381)	(41,167)

	(30,516)	(132,169)

Net foreign currency translation adjustment	11,166	7,016

(Decrease) increase in cash	(17,700)	15,340
Cash, beginning of period	47,644	40,611

Cash, end of period	$29,944	$55,951

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$30,790	$29,176
Depreciation and amortization	12,179	11,063
Accretion of interest	—	1,119
Gain on refinancing, net	—	(2,990)
Non-controlling interest	2,189	2,473
Cash from working capital and other	14,742	22,424

	59,900	63,265

Cash provided by (used in) investing activities
Acquisitions	(205)	(1,020)
Additions to property, plant and equipment, net	(15,913)	(7,915)
Other investing activities	(2,341)	(6,766)

	(18,459)	(15,701)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	1,268	538
Decrease in revolving and other bank loans	(26,650)	(1,915)
Repayment of long-term debt	(10,263)	(34,964)

	(35,645)	(36,341)

Net foreign currency translation adjustment	1,518	(4,099)

Increase in cash	7,314	7,124
Cash, beginning of period	22,630	48,827

Cash, end of period	$29,944	$55,951

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$1,095,568	$1,028,386
Europe	225,773	195,322

	$1,321,341	$1,223,708

Segment operating income
North America	$134,212	$123,887
Europe	24,532	21,250

	158,744	145,137

Expenses
General	22,527	20,573
Interest	27,129	34,421
Gain on refinancing, net	—	(2,990)
Income taxes	26,088	20,174
Non-controlling interest	4,527	5,625

	80,271	77,803

Net income	$78,473	$67,334

Product line segment data
Sales:
Interior products	$859,059	$809,418
Exterior products	462,282	414,290

	$1,321,341	$1,223,708

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$388,090	$361,435
Europe	74,079	66,245

	$462,169	$427,680

Segment operating income
North America	$50,008	$46,154
Europe	8,102	7,480

	58,110	53,634

Expenses
General	7,241	6,625
Interest	8,863	10,883
Gain on refinancing, net	—	(2,990)
Income taxes	9,027	7,467
Non-controlling interest	2,189	2,473

	27,320	24,458

Net income	$30,790	$29,176

Product line segment data
Sales:
Interior products	$287,012	$273,391
Exterior products	175,157	154,289

	$462,169	$427,680

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s Annual Report for the year ended December 31, 2002.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the “Company”) and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

New Accounting Policy — Disclosure of Guarantees

Effective January 1, 2003, the Company adopted AcG-14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 7.

NOTE 2: ACQUISITIONS

During the first nine months of 2003, the Company acquired the shares of a prehanger of flush doors located in the UK and increased its ownership interest in a less than wholly owned subsidiary. These acquisitions have been accounted for using the purchase method of accounting. The purchase price was allocated as follows:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 2: ACQUISITIONS (continued)

Current Assets, net of cash	$1,986
Fixed assets	505
Goodwill	2,332
Future income tax	(78)
Liabilities assumed	(1,550)

3,195
Non-controlling interest	2,135

$5,330

Consideration:
Cash	$4,671
Note Payable	659

$5,330

The Company also disposed of it’s 51% interest in a less than wholly-owned subsidiary for proceeds of $195.

NOTE 3: INCOME TAXES

The Company’s income tax expense for the nine months ended September 30 is comprised of:

	2003	2002

Current	$11,818	$7,249
Future	14,270	12,925

	$26,088	$20,174

The Company’s income tax expense for the three months ended September 30 is comprised of:

	2003	2002

Current	$1,642	$(4,958)
Future	7,385	12,425

	$9,027	$7,467

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 4: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount

September 30, 2003	54,075,699	$263,092
October 31, 2003	54,101,199

During the period ended September 30, 2003, 666,350 options were exercised at a weighted average exercise price of $8.65 (2002 — 1,405,800 options and warrants at a weighted average exercise price of $7.16). During the first nine months of 2003, the Company granted 113,000 options at an exercise price of $20.08 (2002 — 632,500 options at an exercise price of $14.11). In the first nine months of 2003, 2,000 options were cancelled. In 2002, the Company issued 125,000 common shares at a price of $15.37 in connection with a previous acquisition.

NOTE 5: STOCK BASED COMPENSATION

During the period ended September 30, 2003, the Company granted 113,000 options at an exercise price of $20.80 per share. In the period ended September 30, 2002, the Company granted 632,500 options that call for settlement by the issuance of common shares. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income would have been reduced by approximately $1,322 (2002 — $1,200), or $0.02 (2002 — $0.02) per share, basic and diluted, for the nine month periods. The estimated fair value of the options is amortized to income over the three year vesting period.

NOTE 6: EARNINGS PER SHARE

The computations for basic and diluted earnings per share for the nine months ended September 30 are as follows:

	2003	2002

Net income	$78,473	$67,334

Weighted average number of common shares
Basic	53,753,000	52,311,000
Effect of options and warrants	1,431,000	1,763,000

Diluted	55,184,000	54,074,000

Earnings per share
Basic	$1.46	$1.29
Diluted	$1.42	$1.25

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 6: EARNINGS PER SHARE (continued)

The computations for basic and diluted earnings per share for the three months ended September 30 are as follows:

	2003	2002

Net income	$30,790	$29,176

Weighted average number of common shares
Basic	54,032,000	53,233,000
Effect of options and warrants	1,405,000	1,421,000

Diluted	55,437,000	54,654,000

Earnings per share
Basic	$0.57	$0.55
Diluted	$0.56	$0.53

All options to purchase common shares outstanding during the three and nine month period ended September 30, 2003 and 2002 were included in the computation of diluted earnings per share as the average market price per share during the reporting period was greater than the exercise price.

The sum of basic and diluted earnings per share for the quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

NOTE 7: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At September 30, 2003, unrealized gains totaled $2,756 and unrealized losses totaled $884. At September 30, 2003, the Company had forward contracts in place to sell UK pound sterling the amount of £1,200 in exchange for U.S. dollars over a period of 3 months at an average exchange rate of $1.515; £600 in exchange for Canadian dollars over a period of 3 months at an average exchange rate of $2.43. In addition, the Company had forward contracts in place to sell US dollars in the amount of $13,600 exchange for Canadian dollars over a period of 17 months at an average exchange rate of $1.5877, euros in the amount of €6,175 in exchange for US dollars over a period of 3 months at an average exchange rate of $1.044 and US dollars in the amount of $2,794 over a period of 4 months in exchange for RAND at an average exchange rate of RAND 7.839.

The Company is a guarantor under certain performance letters of credit arising from a previously disposed entity which expire in March 2004 in the amount of $8.9 million. The purchaser is required to replace the Company’s letters of credit by March 2004. In the event that the purchaser does not replace the Company’s letters of credit by that date, the Company’s liability as guarantor could be invoked. No liability has been recorded with respect to this guarantee as the likelihood of non-performance is remote. In addition, the Company would have full legal recourse and holds certain collateral that could be used to offset amounts paid.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 8: LONG-TERM DEBT

	September 30, 2003	December 31, 2002

Bank term loan due August 31, 2006	$40,940	$68,798
Bank term loan due August 31, 2008	426,332	435,156
Bank term loan due June 28, 2007	20,000	25,000
Other long-term debt	3,449	4,628

	490,721	533,582
Less current portion	35,722	35,582

	$454,999	$498,000

NOTE 9: SUPPLEMENTAL CASH FLOW INFORMATION

For the nine months ended September 30:

	2003	2002

Interest paid	$28,674	$24,295
Income taxes paid	13,728	10,900
Income tax refunds	8,967	5,400
Shares issued in connection with business combination	—	10,981
Note payable issued in connection with business combination	659	—

For the three months ended September 30:

	2003	2002

Interest paid	$7,527	$7,002
Income taxes paid	3,288	381
Income tax refunds	8,622	5,400
Shares issued in connection with business combination	—	—
Note payable issued in connection with business combination	—	—

NOTE 10: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at September 30, 2003 were $552,750 and $187,632 respectively ($535,526 and $176,075, respectively, at December 31 2002). Goodwill in North America and Europe was $122,518 and $8,267 , respectively, at September 30, 2003 ($119,292 and $4,709 respectively at December 31 2002).

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 11: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in certain respects from United States GAAP. The items giving rise to the differences between Canadian GAAP net income and US GAAP net income are consistent with those described in Note 17 to the annual financial statements. Following is a summary of the significant differences in GAAP on the Company’s consolidated net income.

For the nine months ended September 30:

	2003	2002

Net income based on Canadian GAAP	$78,473	$67,334
Effect of SFAS 133, net of tax	(16)	(14,517)

Net income based on United States GAAP	$78,457	$52,817

Earnings per share based on United States GAAP
Basic	$1.46	$1.01
Diluted	$1.42	$0.98

For the three months ended June 30:

	2003	2002

Net income based on Canadian GAAP	$30,790	$29,176
Effect of SFAS 133, net of tax	1,508	(11,663)

Net income based on United States GAAP	$32,298	$17,513

Earnings per share based on United States GAAP
Basic	$0.60	$0.33
Diluted	$0.58	$0.32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been prepared by management and is a review of the operating results and financial position of Masonite International Corporation (“Masonite” or the “Company”) for the nine months and quarter ended September 30, 2003 based upon Canadian generally accepted accounting principles. All amounts are in United States dollars unless otherwise specified.

     This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

     The Company is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

     The market demand for the Company’s products is influenced by the factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report for the year ended December 31, 2002. Demand in the first half of 2003 was also affected by particularly harsh winter weather and higher fuel costs compared to milder winter conditions and lower fuel costs in the first half of 2002.

     Housing starts in the United States, the Company’s principal market were reported in September at an annualized rate of approximately 1.89 million units, which is close to a 17 year high that was reached this past July. Sales of existing homes were also near an all time record at an annualized rate of 6 million units. The Company expects demand for building products to remain strong in North America for the fourth quarter of this year.

Results of Operations and Cash Flows

Nine months ended September 30, 2003 compared with nine months ended September 30, 2002

     Consolidated sales in the first nine months of 2003 increased 8.0% or $97.6 million to approximately $1.3 billion from sales of $1.2 billion in 2002. The proportion of revenues from interior and exterior products was approximately 65% and 35% respectively, compared to 66% and 34% in the first nine months of 2002. The increased proportion of sales of exterior products is attributable to the launch of new exterior products and the benefits being realized from the Company’s integrated sales strategy.

     Cost of sales, expressed as a percentage of sales, was 77.6% in 2003, a decrease from 77.9% in 2002. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to improved efficiencies throughout numerous operating facilities in North America.

     Selling, general and administrative expenses as a percentage of sales were 9.3% which is relatively unchanged from 9.2% in the comparative prior year period.

     Depreciation and amortization expense increased $2.8 million in the first nine months of 2003 to $36.0 million from $33.2 million in 2002. The rise in depreciation and amortization is principally due to a higher fixed asset base from capital additions to machinery and equipment completed during the past year.

     Interest expense decreased approximately $7.3 million in comparison to the first nine months of 2002. The decrease in finance costs is due to the reduction of interest rates on the Company’s debt following a refinancing of the Company’s debt in July 2002 and lower overall debt levels when compared to the first nine months of 2002. Over the past twelve months, the Company has reduced interest-bearing debt by approximately $80 million.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The effective rate of approximately 24% in 2003 is relatively consistent with the prior year after adjusting for the income tax effect of the non-recurring item in 2002.

     The Company’s 2003 net income for the first nine months of the year increased 16.5% or $11.1 million to $78.5 million ($1.46 per share) from $67.3 million in 2002 ($1.29 per share). Basic earnings per share of $1.46 in 2003 and $1.29 in 2002 are calculated using the weighted average number of shares outstanding for the nine-month period of 53.8 million and 52.3 million, respectively. Calculations of diluted earnings per share of $1.42 in 2003 and $1.25 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     Excluding non-recurring items, the Company’s 2003 net income for the first nine months of the year increased 24.6% or $15.5 million to $78.5 million ($1.46 per share) from $63.0 million in 2002 ($1.21 per share). The non-recurring item included in the 2002 results was a one time net pre-tax gain of $3.0 million ($4.4 million after tax) from refinancing of the Company’s interest bearing debt in July 2002.

     The Company generated $43.1 million of cash flow from operations for the first nine months of 2003 compared to $93.6 million of cash flow in the same period in the prior year. The year over year increase in the amount of cash used can be attributed to a higher level of investment in working capital due to the anticipated introduction of new products and the “All Products Strategy” operating model being implemented in the Company’s Dorfab logistical and fabrication division which required additional inventory at those locations. The Company anticipates that working capital will decline in the fourth quarter of 2003 from seasonal peaks reached in the year. After taking into account expected capital expenditures of approximately $45 million for the year, the Company anticipates that its free cash flow for 2003 will be approximately $100 million. The Company intends to use free cash flow to continue to reduce debt.

     Investing activities used cash of $41.4 million in the first nine months of 2003 compared to an inflow of $46.9 million in the prior year. The sale of the Towanda facility and other assets held for sale contributed $102.2 million of cash in the prior year that was principally used to repay indebtedness. Capital expenditures were $10.8 million higher in the current year as the planned introduction of new products has required additional capital investment in 2003. Acquisitions in 2003 consisted of a pre-hanger of doors located in the UK and an increase in the Company’s interest in one of its less than wholly owned subsidiaries. In the first nine months of 2002, the Company invested $14.9 million in cash to increase its ownership interest in a number of less than wholly-owned companies.

     Financing activities in the first nine months of 2003 used $30.5 million of cash flow compared to $132.2 million in the prior year. The Company made net draws on its revolving bank facilities of approximately $7.1 million and made repayments of long-term debt of $43.4 million. The issuance of common shares on the exercise of options and warrants generated $5.8 million of cash in 2003 as compared to $10.1 million in the prior year. The proceeds from the sale of the Towanda facility were used to reduce indebtedness under the $100 million asset sale bridge loan in the prior year.

Third Quarter of 2003 compared with Third Quarter of 2002

     Consolidated sales in the third quarter of 2003 increased 8.1% or $34.5 million to approximately $462.2 million from sales of $427.7 million in 2002. The proportion of revenues from interior and exterior products was approximately 62% and 38%, respectively, a change from 64% and 36% in the third quarter of 2002. This is primarily due to the introduction of new exterior door products and the benefits from the integrated sales force.

     Cost of sales, expressed as a percentage of sales, was 77.7% in 2003, a compared to 77.0% in 2002. The cost of sales percentage in 2003 was affected by certain costs being incurred in connection with the development of several new products and the expansion of the DorFab facilities to distribute under the “All Products Strategy”.

     Selling, general and administrative expenses as a percentage of sales decreased from the prior year percentage of 9.4% to 8.7%. The decrease in expenses reflects the slowing of various wage and benefit costs combined with the 8.1% year over year growth in revenues.

     Depreciation and amortization expense increased $1.1 million in the third quarter of 2003 to $12.2 million from $11.1 million in 2002. The rise in depreciation and amortization is principally due to a higher fixed asset base from capital additions over the last year.

     Interest expense decreased approximately $2.0 million in the third quarter of 2003. The decrease in finance costs is due to lower rates on the Company’s borrowings and lower average debt levels in comparison to the prior year.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The effective rate of 21.5% in 2003 results from the reduction in the anticipated full year rate from approximately 25% at the end of the second quarter to approximately 24% at the end of the third quarter.

     The Company’s 2003 net income for the quarter increased approximately 5.5% or $1.6 million to $30.8 million ($0.57 per share) from $29.2 million in 2002 ($0.55 per share). Basic earnings per share are calculated using the weighted average number of shares outstanding for the quarter of 54.0 million and 53.2 million, respectively. Calculations of diluted earnings per share of $0.56 in 2003 and $0.53 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     Excluding the effect of non-recurring items, the Company’s 2003 net income for the quarter increased approximately 24.1% or $6.0 million to $30.8 million ($0.57 per share) from $24.8 million in 2002 ($0.47 per share). The non-recurring item included in the 2002 results was a one time net pre-tax gain on of $3.0 million ($4.4 million after tax) from refinancing of the Company’s interest bearing debt in July 2002.

     During third quarter of 2003, Masonite International generated $59.9 million of cash from operations as compared to $63.3 million in the prior year. The reduction in cash flow from operations is attributable to increased investment in working capital to support the launch of new products and the “All Products Strategy” operating model being implemented in the Company’s Dorfab logistical and fabrication division, which required additional inventory at those locations.

     Expenditures on property, plant and equipment increased $8.0 million from the prior year. A significant portion of this expenditure has been incurred in connection with the introduction of new products and the pace of capital expenditures is expected to slow in the coming quarters. The Company also invested $0.2 million in acquisitions as discussed previously.

     The exercise of common stock options and warrants generated $1.3 million in cash flow. Net repayment of bank indebtedness was $26.7 million. The company also made repayments on long-term debt of $10.3 million in the quarter. In total, the Company used $36.6 million in cash for financing activities compared to $36.3 million in the prior year.

Liquidity and Financial Condition

     Consolidated net working capital increased by $62.3 million to $360.4 million at September 30, 2003 as compared to $298.1 million at December 31, 2002. The Company’s working capital ratio of 2.03:1.0 was relatively consistent at September 30, 2003 with 2.04:1.0 at December 31, 2002.

     During the first nine months of 2003, the Canadian dollar, the Euro and the British pound have all strengthened against the Company’s reporting currency, the US dollar. The impact has been that the cumulative translation adjustment account has changed from a deficit of $0.7 million at December 31, 2002 to a surplus of $39.0 million at September 30, 2003. The offset to this has been an increase in the US dollar equivalent of the underlying foreign currency assets and liabilities of the foreign operations.

     Net property plant and equipment increased from $711.6 million at year-end to $740.4 million at September 30, 2003. A portion of the change of is due to the strengthening of the Euro, the Pound

Sterling and the Canadian dollar relative to the US dollar that translates into higher fixed asset values when translated from local currencies to the US dollar.

     The Company and its subsidiaries had approximately $120 million of revolving bank credit facilities established at September 30, 2003. Approximately $10.9 million of the Company’s revolving bank lines was utilized at the end of the third quarter of 2003 and was classified as current bank indebtedness. The Company also had cash on hand of $29.9 million as at September 30, 2003.

     The Company’s debt to equity ratio improved to 0.70:1.0 from 0.89:1.0 at December 31, 2002. Expectations are that the free cash flow generated in the fourth quarter of 2004 will enable the Company to reduce its debt to equity ratio to approximately 0.60:1.0 by year end. In the last twelve months, interest-bearing debt has been reduced by approximately $80 million.

     In June of 2003, Standard & Poor’s raised its corporate credit rating on Masonite from BB to BB+ on improving operating profile and strengthening balance sheet.

Business Risks and Uncertainties

     The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The foreign exchange contracts outstanding at September 30, 2003 are described in Note 7 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the audited consolidated financial statements included in the Company’s 2002 Annual Report.

Accounting Policies

     Effective January 1, 2003 the Company adopted AcG 14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 7 to the Company unaudited consolidated financial statements.

     Effective January 1, 2004 the Company will be required to record compensation expense for stock options under a fair value method according to CICA Handbook Section 3870. The effect of this has been described in Note 5 to the financial statements.

     Effective January 1, 2004, the Company will be required to adopt CICA Handbook AcG 13: Hedging relationships which requires formal documentation of hedging relationships in order to apply hedge accounting. The Company will have all hedging relationships adequately documented in order to be able to continue to apply hedge accounting after January 1, 2004.

Reconciliation of Net Income from Canadian Generally Accepted Accounting Principles to United States Generally Accepted
Accounting Principles

     This MD&A has been prepared based on the unaudited consolidated financial statements of the Company as prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in certain respects from United States GAAP. Following is a discussion of the impact on net income of the significant differences in GAAP on consolidated net income.

     SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative and hedging instruments be reported on the balance sheet at fair value and established criteria for designation and effectiveness of hedging relationships. Since the criteria are different under United States GAAP from Canadian GAAP, any change in fair value of these financial instruments is reported in income. The effect of SFAS No 133 reported in the reconciliation of net income from Canadian GAAP to US GAAP represents the after-tax effect of the change in the fair value of the Company’s forward currency exchange contracts and interest rate swap agreements. See Note 11 to the Company’s unaudited consolidated financial statements for the Reconciliation of Net Income from Canadian GAAP to United States GAAP.

Non-GAAP Financial Measures

     This Management Discussion and Analysis (“MD&A”) contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt to equity ratio, EBITDA and earnings measures excluding non-recurring items. In this MD&A, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity, EBITDA is defined as earnings before depreciation and amortization; interest; gain on refinancing, net; income taxes; and non-controlling interest, and EBIT is defined as earnings before interest; gain on refinancing, net; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales respectively. Non-recurring items are defined as those items which are outside the normal course of operations and infrequent in nature. In this MD&A, the non-recurring items are made up of a net gain on refinancing of debt. Free cash flow is defined as cash flow from operating activities less capital expenditures.

Forward-Looking Statements

     This Quarterly Report contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.